

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Sandra Shpilberg
Chief Executive Officer
Sanaby Health Acquisition Corp. I
2625 Middlefield Road #990
Palo Alto, CA 94306

Re: Sanaby Health Acquisition Corp. I

Dear Ms. Shpilberg:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed September 22, 2021

Use of Proceeds, page 65

1. Disclosure on page 116 states that you have engaged CCM to provide advisory services for an upfront fee of $900,000 upon closing of the offering, and a deferred fee of $1,575,000 (or $1,811,250 if the over-allotment option is exercised) upon consummation of the business combination. Please revise your use of proceeds section to disclose payment of the upfront and deferred fees and the relationship between CCM and the sponsor. Please also file the agreement with CCM as an exhibit to the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Eric Klee, Esq.